

Mail Stop 3720

June 21, 2017

Brian Meyers
Executive Vice President, Chief Financial Officer and Treasurer
Lincoln Educational Services Corporation
200 Executive Drive, Suite 340
West Orange, NJ 07052

> **Re:** **Lincoln Educational Services Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 10, 2017**
> **File No. 000-51371**

Dear Mr. Meyers:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Regulatory Environment

Accreditation, page 10

1.	We note your disclosures discussing the milestones established and conditions imposed on your Title IV participation in the context of ACICS losing its status as a Department of Education recognized accrediting agency. Please provide more details as to these constraints placed upon your Title IV participation.

<u>Gainful Employment, page 12</u>

2.   Please enhance your discussion of the Department of Education's gainful employment regulations to more fully discuss your current programs that failed and those that are in "the zone." Consider identifying the continuing program that failed and those that are in the zone, disclosing the percentage of your students currently enrolled in each program and the total revenues derived from the respective programs. Finally, discuss whether and to what extent the company plans to implement any measures directed at bringing these programs into the "pass" category.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3810, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications